               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  FORM 10-SB

                                AMENDMENT NO. 3

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            BI-OPTIC VENTURES INC.

                            ----------------------

                      (FORMERLY ROYAL ROCK VENTURES INC.)

                      -----------------------------------

       (Exact name of Small Business Issuer as specified in its charter)

         British Columbia, Canada                     N/A

---------------------------------------     ---------------------

(State or Incorporation or Organization)    (IRS Employer ID No.)

        1030 West Georgia Street, Suite #707, Vancouver, B.C.  V6E 2Y3

        --------------------------------------------------------------

                   (Address of principal executive offices)

                    Issuer's Telephone Number: 604-689-2646

                           SEC File Number: 0-49685

    Securities to be registered pursuant to Section 12(b) of the Act: None

       Securities to be registered pursuant to Section 12(g) of the Act:

                       Common Shares without par value.

                               (Title of Class)

                                 Page 1 of 51

                         Index to Exhibits on Page 26


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

                               TABLE OF CONTENTS

                                    PART I

                                                             Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis

          or Plan of Operation...............................   5

Item 3.  Description of Property.............................  10

Item 4.  Security Ownership of Certain Beneficial Owners

          and Management.....................................  11

Item 5.  Directors, Executive Officers, Promoters

                                    PART II

Item 1.  Market Price Of and Dividends on the Registrant's

                                   PART F/S

Item 1.  Financial Statements................................  25

                                   PART III

Item 1.   Index to Exhibits..................................  26

Item 2.   Description of Exhibits............................  26

Financial Statements                                           27

Signatures                                                     51


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

Bi-Optic Ventures Inc. (hereinafter is also referred to as the "Company" and/or the  "Registrant") currently has no material business activity.  The Company is in negotiations to acquire an interest in two diamond-exploration properties in

Quebec, Canada.

The Company's principal office is located at:

 707 - 1030 West Georgia Street

 Vancouver, British Columbia, Canada  V6E 2Y3

 Telephone: 604-689-2646

 Facsimile: 604-689-1289

The contact person is Harry Chew, President and Director.

The Company's authorized capital includes 100,000,000 common shares without par value.  As of 7/22/2002, there were 3,964,235 common shares outstanding.

The Company's  common  shares trade on the TSX Venture Exchange with the symbol

"BOV.V".

The Company's fiscal year ends February 28th.

Effective 4/6/2001, the  Company  completed  a one-for-two stock consolidation;

effective 11/10/1997 the Company completed a one-for-five  stock consolidation.

All  references  to  number  of  shares  and  to  per-share data reflect  post-

consolidation basis unless otherwise indicated.

The Company's financial statements are stated in Canadian  Dollars  (CDN$)  and

are   prepared  in  accordance  with  Canadian  Generally  Accepted  Accounting

Principles  (GAAP);  nevertheless,  the  financial  statements  conform  in all material  respects  with  US  GAAP,  except  as  disclosed  in footnotes to the financial statements.

Herein,  all  references  to "$" and "CDN$" refer to Canadian Dollars  and  all references to "US$" refer to  United  States Dollars.  All references to common shares refer to the Company's Common Shares  without Par Value unless otherwise indicated.

The information in this Registration Statement  is current as of July 22, 2002,

unless otherwise indicated.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

HISTORICAL CORPORATE DEVELOPMENT

The Company was incorporated in British Columbia  on  5/31/1984  under the name

Golden  Rock Resources Ltd.  The name was changed to Bismimillah Ventures  Inc.

on 3/22/1993,  to  Royal  Rock  Ventures  Inc.  on  11/10/1997, and to Bi-Optic

Ventures Inc. on 4/6/2001.

From  incorporation  into  Fiscal  1992,  the  Company  was   involved  in  the

exploration  of  mineral properties.  From 1992 to July 1999, the  Company  was inactive.

From July 1999 to  February  2001,  the  Company  was  active  in attempting to acquire Biopath Research Inc. ("Biopath").  Biopath is engaged in  the business of  research  regarding  and  the  design and development of innovative medical diagnostic products for use in homes,  hospitals  and in physicians' offices as well  as  other point of care locations.  Pursuant to  the  7/28/1999  purchase agreement,  the  Company  agreed to: issue 2,625,000 performance common shares;

issue 500,000 warrants at $1.12  per  share  in four equal installments; and to advance $300,000 to Biopath for demand promissory  notes.  The Company advanced

$248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the

Company to Biopath, being $298,397 to date, are secured  by  a  first fixed and floating charge upon all the assets of Biopath and an assignment of invention.

Effective  February  2001,  the  Company  ceased  pursuing  the acquisition  of

Biopath.   The Company wrote off the $49,418 of deferred acquisition  costs  in

Fiscal 2001.  The Company anticipates that its secured advances to Biopath will not be collected, resulting in a $298,397 write-off in Fiscal 2002.

PRIVATE PLACEMENT FINANCINGS

Fiscal 1998:    77,758 Shares for  $31,492 in debt

             1,000,000 Units at    $0.30 per unit

Fiscal 1999:   200,000 Warrants at $0.30

               500,000 Units at    $0.63 per unit

Fiscal 2000:   800,000 Warrants at $0.35

Fiscal 2001:   None

Fiscal 2002:   993,854 Shares for  $119,262 in debt

             1,200,000 Units at    $0.10 per unit

BUSINESS

The Company  has  been  relatively  inactive since ceasing its involvement with

Biopath Research Inc., other than examining  various business ventures, seeking a line of business to enter.

EMPLOYEES

As of 7/22/2002, the Company had two employees,  representing its two executive officers.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN-OF-OPERATION

SELECTED FINANCIAL DATA

Selected financial data as shown in Table No. 1 for the Company for Fiscal 2002 and Fiscal 2001 Ended February 28th was derived from  the  financial statements of  the  Company  that  have  been  audited  by  J.A. Minni & Associates  Inc.,

independent  certified  general accountants, as indicated  in  their  auditor's

report  included  elsewhere  in  this  Registration  Statement.   The  selected

financial data set  forth  for  the  Fiscal 2000/1999/1998 are derived from the

Company's  audited Fiscal 2000/1999/1998  financial  statements,  not  included herein.  The  selected  financial  data  as  at and for the three-month periods ended 5/31/2002 and 5/31/2001 have been derived  from  the  unaudited financial statements  of the Company, included herein and, in the opinion  of  management include all adjustments  (consisting  solely of normally recurring adjustments)

necessary to present fairly the information set forth.

The selected financial data should be read  in  conjunction  with the financial statements  and  other  financial data included elsewhere in this  Registration

Statement.

Effective 4/6/2001, the Company  completed  a  one-for-two stock consolidation;

effective 11/10/1997, the Company completed a one-for-five stock consolidation.

All  references  to  number  of  shares  and to per-share  data  reflect  post-

consolidation basis unless otherwise indicated.

The Company has not declared any dividends  since  incorporation  and  does not anticipate that it will do so in the near future.

                                  Table No. 1

                            Selected Financial Data

                     (CDN$ in 000, except per share data)

_______________________________________________________________________________

<table>

                            Three Months     Year    Year    Year    Year    Year

                               Ended____    Ended   Ended   Ended   Ended   Ended

                         5/31/02 5/31/01  2/28/02 2/28/01 2/29/00 2/28/99 2/28/98

                         ------- -------- ------- ------- ------- ------- --------

<s>                      <c>     <c>      <c>     <c>     <c>     <c>     <c>

Revenue                       $0      $0       $0      $0      $0      $0      $0

Net Loss                    ($26)   ($36)   ($452)  ($190)  ($284)  ($132)  ($158)

Loss per Share            ($0.01) ($0.02)  ($0.18) ($0.11) ($0.20) ($0.12) ($0.16)

Dividends per Share        $0.00   $0.00    $0.00   $0.00   $0.00   $0.00   $0.00

Wtg. Avg. Shares (000)      3964    1770     2536    1770    1441    1040    1052

Period-end Shares O/S       3964    1770     3964    1770    1770    1370    1052

Working Capital             ($91)            ($45)  ($152)    $86    $344     $99

Long-Term Debt/Loans Payable   0                0       0       0       0       0

Shareholders' Equity         (87)             (61)    152     341     346     102

Total Assets                   7               18     315     373     374     321

USGAAP Net Loss             ($26)   ($36)   ($452)  ($190)  ($284)  ($132)

USGAAP Shareholders' Equity ($87)   $165     ($61)   $152    $341

USGAAP Total Assets           $7    $365      $18    $315    $373

</table>

(1)  US GAAP cumulative Net Loss since incorporation has been ($2,685,968).

(2)  Under US GAAP for Fiscal 2002, there would have been a ($298,397) write-off of investment in Biopath.  Under US GAAP, during Fiscal 2001 there would have been a ($49,418) write-off of acquisition costs in Biopath.

________________________________________________________________________________


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

PLAN OF OPERATIONS

SOURCE OF FUNDS FOR FISCAL 2003

The Company's primary source of funds since incorporation has been through  the

issuance  of  common  stock  and  loans.   The  Company has had no revenue from

operations to date and does not anticipate revenues in the foreseeable future.

The Company had a negative working capital balance  of ($45) at 2/28/2002.  The

Company has had discussions with third parties about additional equity offering and/or loans; but the talks as of 7/22/2002 were preliminary.

USE OF FUNDS FOR FISCAL 2003

During  Fiscal  2003, the Company estimates that it might  expend  $150,000  on

general/administrative   expenses;   although,   this   figure  is  subject  to

uncertainties  including  any  possible  acquisitions.   It  is  impossible  to

estimate  the  probable expenditures associated with any possible  acquisitions that might be consummated  during  Fiscal 2003.  The Company is in negotiations to acquire an interest in two diamond-exploration properties in Quebec, Canada;

the acquisition cost might approximate  $17,500  and  the  issuance  of  75,000 common shares.

ANTICIPATED CHANGES TO FACILITIES/EMPLOYEES

The  Company  has  no  plans to acquire any new facilities.  The Company has no plans to add any additional  personnel;  however,  if a business acquisition is consummated, additional personnel might be required.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The Company was incorporated in British Columbia on 5/31/1984.

From  incorporation  into  Fiscal  1992,  the  Company  was   involved  in  the

exploration  of  mineral properties.  From 1992 to July 1999, the  Company  was inactive.

From July 1999 to  February  2001,  the  Company  was  active  in attempting to acquire Biopath Research Inc. ("Biopath").  Biopath is engaged in  the business of  research  regarding  and  the  design and development of innovative medical diagnostic products for use in homes,  hospitals  and in physicians' offices as well  as  other point of care locations.  Pursuant to  the  7/28/1999  purchase agreement,  the  Company  agreed to: issue 2,625,000 performance common shares;

issue 500,000 warrants at $1.12  per  share  in four equal installments; and to advance $300,000 to Biopath for demand promissory  notes.  The Company advanced

$248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the

Company to Biopath, being $298,397 to date, are secured  by  a  first fixed and floating charge upon all the assets of Biopath and an assignment of invention.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

Effective  February  2001,  the  Company  ceased  pursuing  the acquisition  of

Biopath.   The  Company  anticipates  writing  off  the  $49,418  of   deferred

acquisition  costs.   The  Company  anticipates  that  its  secured advances to

Biopath  will  not  be collected, resulting in a $298,397 write-off  in  Fiscal

2002.

The Company is in negotiations  to  acquire  a 25 percent undivided interest in two diamond properties, totaling approximately  38,000  acres  located  in  the

Otish  Mountain,  Quebec area (the "Properties").  The anticipated terms of the deal would include  the  payment  of  $17,500 and the issuance of 75,000 common shares of the Company to the vendor, which would be valued at fair market value

on  the  date  the  Company entered into negotiations  with  the  vendor.   The

Properties are subject  to  a 2% gross over-riding royalty on diamonds and a 2%

net smelter return on all other  minerals.   The vendor has expended $35,000 on

exploration of the two diamond properties to date,  which  is  the  very  early stage of exploration; but, which is adjacent to other explored properties.

PRIVATE PLACEMENT FINANCINGS

Fiscal 1998:    77,758 shares for $31,492 in debt

             1,000,000 units at    $0.30 per unit

Fiscal 1999:   200,000 Warrants at $0.30

               500,000 Units at    $0.63 per unit

Fiscal 2000:   800,000 Warrants at $0.35

Fiscal 2001:   None

Fiscal 2002:   993,854 shares for $119,262 in debt

             1,200,000 Units at $0.10 per unit

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED 5/31/2002

Working Capital deficit was ($90,880) at 5/31/2002.

Cash  used  in  Three  Months  Ended  5/31/2002  Operating  Activities  totaled

($19,050),  including  the  ($25,978)  Net Loss; the only significant adjusting

item  was a $6,688 change in non-cash working  capital  items.   Cash  used  in

Investing  Activities  was  $nil.   Cash  provided  by Financing Activities was

$14,800,  including the $35,140 "due from companies under  common  control  and

($20,340) in loans from and amount due to related parties.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

FISCAL 2002

Effective 1/11/2002,  the Company closed a private placement of 1,200,000 Units

at a price of $0.10 per  Unit.   Each Unit consists of one common share and one

non-transferable share purchase warrant  (a  "Warrant").  Each Warrant entitles the holder to purchase an additional common share  at  a  price  of $0.10 until

1/3/2004.

Working Capital was ($45) at 2/28/2002.

Cash used in Fiscal 2002 Operating Activities totaled ($126,801), including the

($452,013)  Net  Loss;  the  only  significant  adjusting item was a ($298,397)

write-off of advances to Biopath and a ($8,978) allowance  for bad and doubtful debts.  Cash used in Investing Activities was $nil.  Cash provided by Financing

Activities  was  $130,997,  including  the  $120,000  shares issued  for  cash,

($12,505) in loan advances, and ($1,508) in excess checks written over funds on deposit.

FISCAL 2001 AND FISCAL 2000, ENDED FEBRUARY 28TH

The  Company  raised sufficient capital through several private  placements  in

Fiscal 1998/1999/2000  to  fund  its  operations  and  its advances to Biopath.

Nevertheless, the Company was critically short of capital  at the end of Fiscal

2001.

Working Capital was ($151,911) at 2/28/2001.

Working Capital was  $ 86,019 at 2/28/2000.

Working Capital was  $343,635 at 2/28/1999.

Cash  used  in  2001  Operating  Activities  totaled ($130,766), including  the

($189,545) Net Loss; the only significant adjusting  item  was $46,244 increase in net non-cash working capital items.  Cash used in Investing  Activities  was

($49,797)  representing  investment  in  Biopath.   Cash  provided by Financing

Activities was $147,030 representing "due to and loans from related parties".

Cash  used  in  2000  Operating  Activities totaled ($262,430),  including  the

($284,153)  Net  Loss; the only significant  adjusting  items  were  $1,020  in amortization, $579  in  "incorporation costs written off", and $20,124 increase

in net non-cash working capital  items.   Cash used in Investing Activities was

$255,063, predominately the $280,000 investment  in  Biopath.  Cash provided by

Financing  Activities was $204,648, including $280,000  from  the  issuance  of common shares  and ($75,352) from a reduction in "due to and loans from related parties".

Cash  used  in 1999  Operating  Activities  totaled  ($29,552),  including  the

($131,813) Net  Loss; the only significant adjusting item was $100,052 increase in net non-cash working  capital  items.  Cash used in Investing Activities was

$783.  Cash provided by Financing Activities  was $375,000 from the issuance of common shares.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

RESULTS OF OPERATIONS

THREE MONTHS ENDED 5/31/2002

The Company has been designated as inactive by  the  TSX Venture Exchange.  The

Company is required to submit a reactivation plan to meet  Tier  2  maintenance requirements by 9/30/2002.

Management  is  currently  working  on a reactivation plan for the Company  for submission to the TSX Venture Exchange for approval.  The Company is evaluating and performing due diligence on various

projects for a possible acquisition or  on  a joint-venture basis; but none are yet probable.

Operating Expenses for the Three Months Ended  5/31/2002  were $26,980 compared to  $36,243  in  the  same  period  last year; the decrease of $10,261  relates

primarily to the Company reduction in  legal  and  management  fees.   Rent and

administrative  fees  were  $7,500,  an increase of $1,500 from the same period last year.  Consulting fees were $4,034  compared with $nil for the same period last year.  Management fees were $7,500 compared  with  $15,000  for  the  same period last year.  Net Loss for was ($25,980).  Loss Per Share was ($0.01).

FISCAL 2002

The Company did not complete the purchase of Biopath, a company involved in the design and development of innovative medical diagnostic equipment.  The Company holds a General Security Agreement over all the assets of Biopath, including an assignment  of  invention;  the  acquisition  costs  ($298,397) incurred by the

Company were written-off at yearend.

Management of the Company is currently pursuing other  projects  of  merit  for acquisition or on a joint-venture basis; but, none yet are probable.

Operating  Expenses  for  Fiscal 2002 were $452,033 compared to $189,898 in the same period last year.  Advances  to  Biopath  written  off at $298,397 was the largest category; during the year management deemed these  advances  ($298,397)

to  be uncollectible.  Professional fees at $38,050 were up 38% from last  year because  the  Company  incurred more legal fees to access it remedies under its

General Security Agreement  with  Biopath.   Rent  was  $30,000,  a increase of

$6,000  from last year.  Consulting fees were $8,784 compared with $9,150  last year.

Net Loss  for  Fiscal  2002 was ($452,013).  Loss Per Share for Fiscal 2002 was

($0.18).


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

FISCAL 2001/2000/1999, ENDED FEBRUARY 28TH

Operating  Expenses for Fiscal  2001/2000/1999,  respectively,  were  $189,898,

$286,384 and $133,677.  Such costs were kept minimal in response to the limited activity.

The largest  categories  for  Fiscal  1999  were:  management  fees  ($31,250),

office/miscellaneous  ($25,295)  and  travel/promotion  ($17,649).  The largest categories for Fiscal 2000 were: professional fees ($77,395),  management  fees

($62,500),  travel/promotion  ($32,608) and office/miscellaneous ($24,000); the expenses doubled during Fiscal  2000  because the Company was in the process of

attempting a reverse takeover of Biopath.   The  largest  categories for Fiscal

2001 were: acquisition costs on Biopath written off ($49,418);  management fees

($60,000),  rent ($24,000), and professional fees ($23,276); the expenses  fell in half during Fiscal 2001 because the Company became less active Following the failure to complete the reverse takeover of Biopath.

Net Loss for  Fiscal  2001/2000/1999 was ($189,545), ($284,153) and ($131,813),

respectively.

Loss Per Share for Fiscal  2001/2000/1999  was  ($0.11),  ($0.20)  and ($0.10),

respectively.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company's executive offices are located in rented premises of approximately

2,200  sq.  ft.  at 1030 West Georgia Street, Suite #707, Vancouver, B.C.   V6E

2Y3.  Monthly rent  is  $2,140.   The  Company began occupying this facility in

June 1999 and considers the facility adequate for current needs.

The Company maintains no other offices or property.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         AND MANAGEMENT

The Registrant is a publicly-owned corporation,  the  shares of which are owned

by United States, Canadian, and residents of other countries.   The  Registrant

is not controlled directly or indirectly by another corporation or any  foreign government.

Table No. 2 lists as of 5/31/2002 all persons/companies the Registrant is aware of  as  being  the  beneficial  owner  of 5% or more of the common stock of the

Registrant.

                                  Table No. 2

                           Five Percent Shareholders

_______________________________________________________________________________

     Title                                 Amount and Nature  Percent

       of                                  of Beneficial      of

     Class   Name of Beneficial Owner      Ownership          Class

     ------  ----------------------------  -----------------  ----------

     Common  Harry Chew (1)                     1,139,124        26.7%

     Common  607286 BC Ltd. (2)                   600,000        14.1%

     Common  461886 BC Ltd. (3)                   670,000        16.9%

     TOTAL   FIVE PERCENT SHAREHOLDERS          2,409,124        57.7%

(1)  289,750 shares are held indirectly by Pacific Paragon

     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.

     249,374 shares are held indirectly by Myntek Management Services

     Inc., a private British Columbia company owned as to 50% by

     Harry Chew, President & Director of the Company and 50% by

     his spouse.

     300,000 of these represent share purchase warrants.

     Excludes 125,000 shares owned by Ellen Chew, his spouse.

     where he disavows beneficial interest and does not have voting or disposition control.

(2)  300,000 represent share purchase warrants.

(3)  200,000 represent share purchase warrants.

*Based on 3,964,235 shares outstanding as of 5/31/2002.

_______________________________________________________________________________


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

Table No. 3 lists  as of  5/31/2002  all Directors  and Executive  Officers who

beneficially  own the  Registrant's  voting securities  and the amount  of  the

Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                  Table No. 3

               Shareholdings of Directors and Executive Officers

______________________________________________________________________________

     Title                                 Amount and Nature  Percent

       of                                  of Beneficial      of

     Class   Name of Beneficial Owner      Ownership          Class *

     ------  ----------------------------  -----------------  ----------

     Common  Harry Chew (1)(4)                      1,139,124    26.7%

     Common  Sonny Chew (2)(4)                        200,000     4.9%

     Common  David J.L. Williams (3)(4)                62,000     1.6%

     Common  Teri-Lyn Duke (4)                              0     0.0%

     TOTAL DIRECTORS AND OFFICERS                   1,401,124    33.2%

(1)  289,750 shares are held indirectly by Pacific Paragon

     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.

     249,374 shares are held indirectly by Myntek Management Services

     Inc., a private British Columbia company owned as to 50% by

     Harry Chew, President & Director of the Company and 50% by

     his spouse.

     300,000 of these represent share purchase warrants.

     Excludes 125,000 shares owned by Ellen Chew, his spouse,

     where he disavows beneficial interest and does not have voting or disposition control.

(2)  100,000 of these represent share purchase warrants.

(3)  62,000 shares are held indirectly by TWE Enterprises Ltd.,

     a private company controlled 50% by Mr. Williams and 50% by his spouse.

(4)  All address are c/o the Company:

         Bi-Optic Ventures Inc.

         1030 West Georgia Street, Suite #707

         Vancouver, B.C.  V6E 2Y3

*Based on 3,964,235 shares outstanding as of 5/31/2002.

_______________________________________________________________________________


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

         AND CONTROL PERSONS

Table No. 4 lists as of 7/22/2002 the names  of  the  Directors of the Company.

The Directors have served in their respective capacities  since  their election and/or  appointment and will serve until the next Annual Shareholders'  Meeting or until  a  successor  is  duly  elected,  unless  the  office  is  vacated in accordance with the Articles/By-Laws of the Company.

                                  Table No. 4

                                   Directors

_______________________________________________________________________________

                                                         Date First

                                                         Elected

     Name                                    Age         or Appointed

     ---------------------------------       ---         ---------------

     Harry Chew                               41         February 1999

     Sonny Chew                               34         July 2000

     David J.L. Williams                      48         July 2000

_______________________________________________________________________________

Table  No. 5 lists as of 7/22/2002 the names of the Executive Officers  of  the

Company.   The  Executive  Officers  serve  at  the  pleasure  of  the Board of

Directors.

                                  Table No. 5

                              Executive Officers

_______________________________________________________________________________

                                                        Date of

     Name           Position                       Age  Board Approval

     -------------  ----------------               ---  ----------------

     Harry Chew     President                       41  February 1999

     Teri-Lyn Duke  Secretary                       27  June 2001

_______________________________________________________________________________

BUSINESS EXPERIENCE

Harry  Chew,  President  and a Director of the Company, is a graduate of  Simon

Fraser University in Burnaby, British Columbia and has been a Certified General

Accountant since 1986.  He  also  is:  President  of Myntek Management Services

Inc.,  since  1986,  a  private  company  providing  management  services;  and

President  of  the  Pacific  Paragon  Group of Companies, since  1993,  private

companies providing management consulting  services.   Mr.  Chew currently is a

director  and/or  officer  of  the following public Canadian companies:  Cierra

Pacific Ventures Ltd., Pacific Rodera  Ventures  Inc.,  Paradym  Ventures Inc.,

Firestone  Ventures  Inc,  and Pacific Stratus Ventures Ltd.  He devotes  about one-third of his time to the  affairs  of  the Company.  He lives in Vancouver,

British Columbia, Canada.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

Sonny Chew, Director of the Company, is a graduate  of  Simon Fraser University

in  Burnaby,  British  Columbia.   He  also is: President of Wynson  Management

Services  Ltd.,  since 1992, a private management  and  bookkeeping  consulting company; and Director  of  Finance  and  Administration  of the Pacific Paragon

Group  of  Companies,  since  1993,  private  companies  providing   management

consulting services.  Mr. Chew is a director and/or officer of the these public

Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc.,

Paradym  Ventures  Inc.,  Firestone  Ventures Inc, and Pacific Stratus Ventures

Ltd.  He devotes about one-fourth of his  time  to  the affairs of the Company.

He lives in Vancouver, British Columbia, Canada.

Teri-Lyn Duke, Corporate Secretary of the Company, is currently employed by the

Transportation and Marketing Department of BC Gas.  Prior to this, Ms. Duke was the Corporate Administrator of the Pacific Paragon Group  of  Companies,  since

1999, private companies providing management consulting services.  From 1994 to

1999  Ms.  Duke  was employed as a Medical Office Assistant.  She lives in Port

Coquitlam, British Columbia, Canada.

David J.L. Williams,  a  Director  of the Company, a former professional hockey player, has been employed since March  1983  by TWE Enterprises Ltd., a private

company providing management consulting services.   Mr.  Williams is a director

and/or  officer  of  the  following public Canadian companies:  Cierra  Pacific

Ventures Ltd., Pacific Rodera  Ventures  Inc., Paradym Ventures Inc., Firestone

Ventures Inc, and Pacific Stratus Ventures  Ltd.   He  lives in West Vancouver,

British Columbia, Canada.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

There have been no events during the last five years that  are  material  to an evaluation  of  the  ability  or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a)  any bankruptcy petition filed  by  or  against  any  business of which such person was a general partner or executive officer either at  the  time  of  the bankruptcy or within two years prior to that time;

b)   any  conviction  in  a  criminal  proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment,  or decree, not subsequently reversed,

suspended  or  vacated,  of  any court of competent  jurisdiction,  permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d)  being found by a court of  competent  jurisdiction (in a civil action), the

Commission  or the Commodity Futures Trading  Commission  to  have  violated  a federal or state  securities  or commodities law, and the judgment has not been reversed, suspended, or vacated.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

FAMILY RELATIONSHIPS

Sonny Chew is the brother of Harry  Chew.  Other than this, there are no family relationships between any of the officers or directors of the Company.

OTHER RELATIONSHIPS/ARRANGEMENTS

There are no arrangements or understandings  between  any two or more Directors or Executive Officers, pursuant to which he/she was selected  as  a Director or

Executive  Officer.   There  are  no  material  arrangements  or understandings

between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in  their  capacity as Directors.  Directors are entitled to reimbursement  for reasonable travel  and other out-of-pocket expenses incurred in connection with attendance at meetings  of  the Board of Directors.  The Board of Directors may

award special remuneration to  any Director undertaking any special services on behalf of the Company other than  services  ordinarily  required of a Director.

During Fiscal 2001/2000, no Director received and/or accrued  any  compensation for  his  services  as  a  Director,  including  committee participation and/or special assignments.

Total compensation paid/accrued (directly/indirectly) to all Officers/Directors for  Fiscal  2002  was  $68,450, including $30,000 paid  to  Myntek  Management

Services Inc.

Management functions of the Company are not to any substantial degree performed by a person other than the  directors  or  senior officers of the Company.  The

Company  has  a  management  contract  dated 5/1/2000  with  Myntek  Management

Services Inc., a private British Columbia  company  owned  as  to  50% by Harry

Chew,  President  &  Director of the Company and 50% by his spouse.  Under  the agreement, Myntek Management  Services  Inc. is paid a management fee of $5,000 per month, plus G.S.T. plus reasonable expenses  related  to the performance of its duties.  For the year ended 2/28/2001, management fees  in  the  amount  of

$60,000  were  paid  or  accrued to Myntek Management Services Inc.; reduced to

$2,500 per month on 3/1/2001.  Refer to ITEM #7.

During Fiscal 2002, no funds  were  set  aside  or  accrued  by  the Company to provide  pension,  retirement  or  similar  benefits for Directors or Executive

Officers.  The Company has no plans or arrangements  in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal

2002 to compensate such officers in the event of termination  of employment (as a  result  of  resignation,  retirement,  change  of  control)  or a change  of responsibilities  following  a  change  of  control,  where  the value of  such compensation exceeds $60,000 per Executive Officer.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management functions of the Company are not to any substantial degree performed

by  a person other than the directors or senior officers of the  Company.   The

Company  has  a  management  contract  dated  5/1/2000  with  Myntek Management

Services  Inc.,  a  private British Columbia company owned as to 50%  by  Harry

Chew, President & Director  of  the  Company  and 50% by his spouse.  Under the agreement, Myntek Management Services Inc. is paid  a  management fee of $5,000 per month, plus G.S.T. plus reasonable expenses related  to  the performance of its duties.  For the year ended 2/28/2001 and 2/28/2002, management fees in the amount  of  $60,000  and  $30,000  were  paid  or  accrued to Myntek Management

Services Inc.  Refer to ITEM #7.

During  Fiscal  2001,  the  Company  borrowed  $24,000  from   Pacific  Paragon

Investment Fund Ltd., a private company owned as to 50% by the spouse  of Harry

Chew, to fund operations.  No interest is paid on such borrowings and there  is no formal date for repayment.

During Fiscal 2002, the Company borrowed: $700 from Harry Chew, $535 from Sonny

Chew,  $3,000  from  Myntek  Management  Services Inc., and $5,185 from Pacific

Paragon Investment Fund Ltd., to fund operations.  These amounts are unsecured,

are non-interest bearing, and are repayable after 3/31/2003.

Other than described above, there have been no transactions since 2/28/1999, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive  Officer,  or beneficial holder of more  than  10%  of  the outstanding common stock, or any of  their  respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON SHARES

The authorized capital  of  the Registrant is 100,000,000 common shares without par value.  3,964,235 shares  of  common  stock  were issued and outstanding at

7/22/2002.

All of the authorized common shares of the Company  are  of the same class and,

once issued, rank equally as to dividends, voting powers,  and participation in assets.  Holders of common shares are entitled to one vote for  each share held of  record  in  all  matters to be acted upon by the shareholders.  Holders  of common shares are entitled  to  receive  such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up  of  the Company, holders of common shares are entitled to receive pro rata the assets  of  the  Company,  if  any,

remaining  after  payments  of  all debts and liabilities.  No shares have been

issued subject to call or assessment.   There  are no pre-emptive or conversion

rights  and  no  provisions  for  redemption  or  purchase   for  cancellation,

surrender, or sinking or purchase funds.

The Company is not aware of any restrictions or limitations on  the  rights  of non-resident  or  foreign  owners  to  hold, vote, or receive remittance on the

Company's securities.

There are no restrictions on the repurchase  or  redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

STOCK OPTIONS

The terms of incentive options granted by the Company  are  done  in accordance with the rules and policies of the TSX Venture Exchange, including  the  number of  common  shares  under  option,  the  exercise price and expiry date of such options, and any amendments thereto.  The  Company  has no formal written stock option plan.

Such "terms and conditions", including the pricing of  the  options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a  proprietary  interest  in  the  Company  among  the officers, directors  and employees  of  the  Company  and  its affiliates, (b) retain  and  attract  the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall  compensation, and (d) promote the long-

term profitability of the Company.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

The TSX Venture Exchange policy in respect  of incentive stock options provides that shareholder approval is not required if  the  aggregate  number  of common shares  that  may  be reserved for issuance pursuant to incentive stock options does not exceed 10%  of  the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the  grant  of  incentive  stock  options  is  required pursuant  to  the rules of the TSX Venture Exchange where the grant will result in the Company  having options outstanding which, in aggregate, are exercisable to acquire over 10%  (to  a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested  shareholders  (all  shareholders excluding insiders and associates of insiders) approval is required  pursuant  to the rules of the

TSX Venture Exchange where:

     (a) grant of incentive stock options could result at any time in:

         (i)  the Company having options outstanding to insiders which,

               in aggregate, are exercisable to acquire over 10% of the

               outstanding common shares of the Company; or

         (ii)  the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the

               outstanding common shares of the Company; or

         (iii) the issuance to any one insider and such insider's

               associates, within a one year period, of common shares

               which, in aggregate, exceed 5% of the outstanding common

               shares of the Company; or

         (iv)  the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of

               the Company; or

     (b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The  program  authorizes  the  Board,  or a committee thereof, to  grant  stock options from time to time to officers, directors  and  employees of the Company and its affiliates.

Under the program, stock options are non-assignable and  may  be  granted for a term not exceeding ten years.  The exercise price of a stock option  may not be lower  than  the closing price of the common shares on the TSX Venture Exchange on the business  day  immediately preceding the date the Option is granted.  If an optionee ceases to be  an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire  one  month  after  the  date  of  termination  of service,  or  such  later date as the Board may determine.  In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee's  representatives  for  a period of twelve months after such death.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

No stock option granted under the stock option program  is  transferable by the optionee other than by will or the laws of descent and distribution,  and  each stock  option  is  exercisable during the lifetime of the optionee only by such optionee.

The Board in certain  events, as to exercise price and number of common shares,

to prevent dilution or enlargement, may adjust outstanding stock options.

The Company has the right to create multi-year vesting schedules.

There are no outstanding stock options.

SPECIAL RESOLUTIONS

Provisions as to the modification,  amendment  or variation of such shareholder rights  or provisions are contained in the Company  Act  of  British  Columbia.

Unless the  Company  Act  or  the  Company's  Articles  or memorandum otherwise provide, any action to be taken by a resolution of the members  may be taken by an  ordinary  resolution  or  by  a  vote  of a majority or more of the  shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Company Act contain provisions that require

a  "special  resolution"  for  effecting certain  corporate  actions.   Such  a

"special resolution" requires a three-quarters vote of shareholders rather than

a simple majority for passage.   The principle corporate actions that require a

"special resolution" include:

          a.  Transferring Company's jurisdiction from British Columbia to another jurisdiction;

          b.  Giving material financial assistance to executive officers and/or directors;

          c.  Material conflicts of interest by Directors;

          d.  Disposing of all or substantially all of the Company's undertakings;

          e.  Removing a Director before the expiration of his term of office;

          f.  Certain alterations of share capital;

              (1) increasing the number of authorized shares;

              (2) subdivision, consolidation and/or changes in shares;

              (3) reduction in capital

          g.  Changing the Company name;

          h.  Altering any restrictions on the Company's business; and

          i.  Amalgamations with another company.

Debt Securities to be Registered. Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered.  Not applicable.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

                                    PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON

         EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's initial public offering of its common shares was effective on the

Vancouver Stock Exchange under the  auspices of the British Columbia Securities

Commission on 12/23/1986 under a former  name,  "Golden  Rock  Resources Ltd.".

The  Vancouver  Stock  Exchange was absorbed by the Canadian Venture  Exchange,

which was absorbed by the  TSX  Venture  Exchange.  The current stock symbol on the TSX Venture Exchange is "BOV".  Refer to ITEM #1, "Description of Business,

Historical Corporate Development".

Table No. 3 lists the volume of trading and  high, low and closing sales prices on the TSX Venture Exchange for actual trades  of  common shares of the Company for  the  last  nine  fiscal  quarters,  adjusted  for  April  2001  1:2  stock consolidation.  The price was $0.11 on 7/22/2002.

                                   Table No. 6

                              TSX Venture Exchange

                         Common Shares Trading Activity

_______________________________________________________________________________

            Fiscal                                  - Sales -

            Quarter                               Canadian Dollars

             Ended                 Volume     High     Low     Closing

     ----------------------      ---------   ------  ------  -----------

         5/31/2002                 47,003    $0.18   $0.07       $0.13

         2/28/2002                200,000    $0.10   $0.03       $0.10

        11/30/2001                 76,700     0.13    0.04        0.05

         8/31/2001                221,300     0.20    0.11        0.11

         5/31/2001                100,900     0.25    0.08        0.15

         2/28/2001                222,000    $0.24   $0.12       $0.20

        11/30/2000                388,600     0.36    0.12        0.12

         8/31/2000                504,200     1.00    0.24        0.26

         5/31/2000              1,179,000     2.58    0.82        1.00

_______________________________________________________________________________


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

THE TSX VENTURE EXCHANGE

The TSX Venture Exchange is a result of the acquisition by  the  Toronto  Stock

Exchange  of  the  Canadian  Venture Exchange ("CDNX") from its member firms on

8/1/2001.   The CDNX resulted from  the  merger  between  the  Vancouver  Stock

Exchange and  the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The  TSX  Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of  the  CDNX  was  made  up of venture companies previously listed on the Vancouver Stock Exchange or the  Alberta Stock Exchange and later incorporated  junior listings from the Montreal Stock  Exchange,  the  Winnipeg

Stock Exchange,  and the CDN Over-The-Counter Market.  The TSX Venture Exchange

is a venture market  as  compared  to  the  TSX Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service  centers: Calgary, Toronto,

Vancouver,  Winnipeg  and  Montreal.  These service centers  provide  corporate

finance, surveillance and marketing  expertise.   The  corporate office for the

TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization  owned  and operated by  the Toronto Stock Exchange, which in turn is owned by its member  brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally,  the  TSX  Venture  Exchange  is  comprised of seven business areas:  Corporate  Finance  Services, Trading Services and  Market  Information

Services,  Compliance,  Marketing,  Technology,  Corporate  Affairs  and  Human

Resources.

The TSX Venture Exchange  acts  as  a business link between TSX members, listed companies and investors.  TSX Venture  Exchange  policies  and  procedures  are designed to accommodate companies still in their formative stages and recognize those  that  are more established.  Listings are predominately small and medium sized companies.

Investors in Canada  are  protected  by  the  Canadian Investor Protection Fund

("CIPF"). The CIPF is a private trust fund established  to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations:  the  TSX Venture Exchange; the Montreal Exchange;  the  Toronto

Stock  Exchange; the Toronto  Futures  Exchange;  and  the  Investment  Dealers

Association of Canada.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

Post-trade  monitoring  of  market  activity  occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible  market  improprieties.  A variety of surveillance  and  investigative tools allow the TSX  Venture  Exchange  to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible  for  monitoring  and reviewing listed company activities and detecting breaches of the listing policies or the

listing   agreement.   Market  surveillance  and  listed  company  surveillance

activities are closely coordinated.

Enforcement  action  taken  by  the  surveillance  department  may  include the following:

     1) forcing companies to correct misleading or inaccurate

        disclosure which includes new releases or internet postings:

     2) requiring the resignation of unacceptable directors and officers;

     3) requiring cancellation and return shares to treasury;

     4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;

     5) requiring the termination of unacceptable investor relations services;

     6) halting and suspending trading in the shares of companies;

     7) de-listing companies that have contravened exchange by-laws,

        rules or policies.

The  market surveillance department issues TSX notices to inform the public  of halts,  suspensions,  de-lists  and other enforcement actions.  All TSX notices

can be found on the TSX website or  INFOTSX.   In  the public interest, trading

halts  or  suspensions  are  maintained  until the surveillance  department  is satisfied that there is adequate disclosure  of  the  company's  affairs  and a level playing field for investors.

In  addition  to  market  surveillance,  the  TSX Venture Exchange's compliance department  is  comprised  of  an  investigative services  team  that  conducts investigations into alleged violations  of securities trading.  The TSX Venture

Exchange Conduct Review Committee determines  whether  a  case  for  discipline

exists.   Disciplinary cases either result in a settlement reached between  TSX

Venture Exchange  and the respondent or they proceed to a disciplinary hearing.

The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions  issued  by the panel.  If the hearing panel's decision is not acceptable to either TSX Venture  Exchange  or the respondent, an appeal process may be initiated.


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

HOLDERS

The Company's common shares are issued in registered  form  and  the  following information  is  taken  from  the  records  of  Pacific Corporate Trust Company

(located in Vancouver, British Columbia, Canada),  the  registrar  and transfer agent for the common shares.

On 2/11/2002, the shareholders' list for the Company's common shares  showed 19 registered shareholders and 3,964,235 common shares outstanding.  One of  these shareholders  was a U.S. resident, holding 42,346 shares representing about  1%

of the issued and outstanding common shares.

The Company has  researched the indirect holding by depository institutions and estimates that there are two "holders of record" resident in the United States,

holding the aforementioned 42,346 common shares.

The Company believes  there  are  seven  holders  of  record  of  the Company's

1,200,000 share purchase warrants, none in the United States.

Based on this research and other research into the indirect holdings  of  other financial  institutions,  the  Company  believes  that  it has in excess of 250 beneficial owners of its common shares.

DIVIDENDS

The  Company has not declared any dividends since incorporation  and  does  not anticipate that it will do so in the foreseeable future.  The present policy of the Company  is  to  retain  future  earnings  for  use  in  its operations and expansion of its business.

There  are  no  restrictions  that  limit  the  ability of the Company  to  pay dividends on common equity or that are likely to do so in the future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

No Disclosure Necessary

ITEM 2.  LEGAL PROCEEDINGS

The Company knows of no material, active or pending  legal  proceedings against them; nor is the Company involved as a plaintiff in any material  proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

No Disclosure Necessary


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Fiscal 1998:      77,758 Shares for $31,492 in debt

               1,000,000 Units at    $0.30 per unit

Fiscal 1999:     200,000 Warrants at $0.30

                 500,000 Units at    $0.63 per unit

Fiscal 2000:     800,000 Warrants at $0.35

Fiscal 2001:     None

Fiscal 2002:     993,854 Shares for $119,262 in debt

               1,200,000 Units at    $0.10 per unit

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As discussed in Article #19 of the Company:

Subject  to  the  provisions of the Company Act, the Directors shall cause  the

Company to indemnify  a  Director  or  former  Director  of the Company and the

Directors may cause the Company to indemnify a director or former director of a corporation  of  which the Company is or was a shareholder and  the  heirs  and personal representatives  of  any  such  person  against all costs, charges and expenses, including an amount paid to settle an action  or  satisfy a judgment,

actually  and reasonably incurred by him or them including an  amount  paid  to settle an action  or  satisfy a judgment in a civil, criminal or administrative action or proceeding to  which  he is or they are made a party by reason of his being  or  having  been  a Director of  the  Company  or  a  director  of  such

corporation,  including  any   action  brought  by  the  Company  or  any  such

corporation. Each Director of the  Company  on being elected or appointed shall be deemed to have contracted with the Company  on  the  terms  of the foregoing indemnity.

Subject  to  the  provisions  of the Company Act, the Directors may  cause  the

Company to indemnify any officer,  employee  or  agent  of  the Company or of a corporation of which the Company is or was a shareholder (notwithstanding  that he  is  also a Director) and his heirs and personal representatives against all costs, charges  and  expenses  whatsoever incurred by him or them and resulting from  his acting as an officer, employee  or  agent  of  the  Company  or  such

corporation.   In  addition  the  Company  shall  indemnify the Secretary or an

Assistant Secretary of the Company (if he shall not  be a full time employee of the Company and notwithstanding that he is also a Director)  and his respective heirs  and  legal  representatives  against  all  costs,  charges and  expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each  such Secretary and

Assistant Secretary shall on being appointed be deemed to have  contracted with the Company on the terms of the foregoing indemnity.

The  failure  of  a  Director  or  officer  of  the Company to comply with  the provisions of the Company Act or of the Memorandum  or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

The Directors may cause the Company to purchase and maintain  insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent  of  the  Company  or  as a director, officer, employee or agent  of  any corporation of which the Company  is  or  was  a  shareholder  and his heirs or personal  representatives  against  any  liability  incurred  by  him  as  such

Director, director, officer, employee or agent


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

                                   PART F/S

FINANCIAL STATEMENTS

The financial statements and notes thereto as required are attached hereto  and found immediately following the text of this Registration Statement.  The audit report  of Minni Bella & Company, independent certified general accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements: Fiscal 2002/2001

     Auditors' Report, dated June 3, 2002

     Balance Sheets at 2/28/2002 and 2/28/2001

     Statements of Loss and Deficit

      For the years ended 2/28/2002 and 2/28/2001

     Statements of Cash Flows

      For the years ended 2/28/2002 and 2/28/2001

     Notes to Financial Statements

Unaudited Financial Statements:

Three Months Ended 5/31/2002 vs. Three Months Ended 5/31/2001

     Balance Sheets at 5/31/2002 and 2/28/2002

     Statements of Loss and Deficit

      For the Three Months ended 5/231/2002 and 5/31/2001

     Statements of Cash Flows

      For the Three Months ended 5/31/2002 and 5/31/2001

     Notes to Financial Statements


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

                                   PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS

      2.   Plan of acquisition, reorganization, arrangement,

           liquidation, or succession:  --- No Disclosure Necessary ---

      3.     i.    Certificate of Incorporation

             ii.   Certificates of Name Changes

             iii.  Articles of Incorporation

             Incorporated by reference to Form 10-SB Registration Statement

             Filed 3/13/2002.

      4.   Instruments defining the rights of holders, incl. indentures

            --- Refer to Exhibit #3 ---

      9.   Legality: --- No Disclosure Necessary ---

      10.  Material Contracts:

           Incorporated by reference to Form 10-SB Registration Statement

           Filed 3/13/2002.

           a. Management Contract with

              Myntek Management Services Inc., dated 5/1/2000

           b. Administrative Services Agreement with

              Pacific Paragon Investment Fund Ltd., dated 5/1/2000

      11.  Statement re: Computation of Per Share Earnings

           --- No Disclosure Necessary ---

      16.  Letter on Change of Certifying Accountant:

           --- No Disclosure Necessary ---

      21.  Subsidiaries of the Registrant: --- No Disclosure Necessary ---

      24.  Power of Attorney: --- No Disclosure Necessary ---

      27.  Financial Data Schedule: --- No Disclosure Necessary ---

      99.  Additional Exhibits: --- No Disclosure Necessary ---


                            BI-OPTIC VENTURES INC.

                       FORM 10-SB REGISTRATION STATEMENT

                                AMENDMENT NO. 3

                            BI-OPTIC VENTURES INC.

                      (FORMERLY ROYAL ROCK VENTURES INC.)

                             FINANCIAL STATEMENTS

                          FEBRUARY 28, 2002 AND 2001

                        (PREPARED IN CANADIAN DOLLARS)

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS


J. A. MINNI & ASSOCIATES INC.               SUITE 1104-750 WEST PENDER STREET

CERTIFIED  GENERAL  ACCOUNTANT              VANCOUVER, BRITISH COLUMBIA

                                            CANADA V6C 2T8

Jerry A. Minni, C.G.A. *

Geoffrey S.  V. Pang, C.G.A., FCCA **       TELEPHONE: (604)683-0343

                                            FAX:   (604)683-4499

*   Incorporated Professional

** Associate

AUDITORS' REPORT

TO THE SHAREHOLDERS,

BI-OPTIC VENTURES INC.

(FORMERLY ROYAL ROCK VENTURES INC.)

I  have  audited  the balance sheets of BI-OPTIC VENTURES INC. (FORMERLY  ROYAL

ROCK VENTURES INC.)  as  at  February  28, 2002, and 2001 and the statements of operations, deficit and cash flows for each  of  the  years  in  the three year period then ended (the "Financial Statements").  These Financial Statements are

the  responsibility  of  the  Company's  management.  My responsibility  is  to express an opinion on these Financial Statements based on my audit.

With respect to the Financial Statements,  I  conducted  my audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  Those standards require that  we plan and perform an  audit to obtain reasonable assurance whether the Financial  Statements  are free  of  material misstatement.  An audit includes examining, on a test basis,

evidence supporting  the  amounts  and disclosures in the Financial Statements.

An audit also includes assessing the accounting principles used and significant estimates  made by management, as well  as  evaluating  the  overall  financial statement presentation.

In my opinion,  these  Financial  Statements  present  fairly,  in all material respects,  the financial position of  the Company as at February 28,  2002  and

2001 and the  results  of its operations and changes in its cash flows for each of the years in the three  year  period then ended in accordance with generally

accepted accounting principles in  Canada.   As  required by the Company Act of

British  Columbia,  I report that, in my opinion, these  principles  have  been applied on a basis consistent with that of the preceding year.

Canadian generally accepted  accounting  principles vary in certain significant respects from accounting principles generally  accepted  in  the United States.

Application  of accounting principles generally accepted in the  United  States would have affected  the results of operations for the years ended February 28,

2002, 2001 and 2000 and shareholders equity as at February 28, 2002 and 2001 to the extent summarized in note 8 to these Financial Statements.

     /S/"J.A. Minni & Associates Inc."

     CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC

JUNE 3, 2002


               COMMENTS FOR US READERS ON CANADA-UNITED STATES

     REPORTING DIFFERENCES

In the United States,  reporting standards for auditors require the addition of an explanatory paragraph  (following  the opinion paragraph) when the Financial

Statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a  going  concern, such as those described in Note 1 to the Financial Statements.  My report  to  the  shareholders  dated

June 3, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the Financial Statements.

     /s/"J.A. Minni & Associates Inc."

     CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC

JUNE 3, 2002


                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                BALANCE SHEETS AS AT FEBRUARY 28, 2002 AND 2001

                                    ASSETS

                                                  2002        2001

                                               ----------  ----------

CURRENT

    Cash                                       $   4,196   $      -

    Gst recoverable                                3,402       2,297

    Accounts receivable                               -        8,978

    Due by related parties (Note 6)                1,500          -

    Prepaid expenses and deposits                  5,000          -

                                                  14,098      11,275

                                               ----------  ----------

CAPITAL ASSETS, at cost net of  accumulated

    amortization of $5,148 (2001 - $4,034)         4,352       5,466

ADVANCES TO BIOPATH (Note 3)                          -      298,397

                                               ----------  ----------

                                               $  18,450   $ 315,138

                                               ==========  ==========

                                  LIABILITIES

CURRENT

    Excess of cheques written over funds

      on deposits                              $      -    $   1,508

    Accounts payable and accrued liabilities      58,908      74,548

    Due to related parties (Note 6)                   -       63,130

    Loans from related parties (Note 6)               -       24,000

                                               ----------  ----------

                                                  58,908     163,186

LOANS FROM AND AMOUNTS DUE TO

RELATED PARTIES (Note 6)                          20,340           -

                                               ----------  ----------

                                                  79,248     163,186

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                         2,599,192   2,359,929

DEFICIT                                       (2,659,990) (2,207,977)

                                               ----------  ----------

                                                 (60,798)    151,952

                                               ----------  ----------

                                               $  18,450   $ 315,138

                                               ==========  ==========

APPROVED BY THE DIRECTORS:

/S/"HARRY CHEW"

/S/"SONNY CHEW"

The accompanying notes are an integral part of the financial statements.


                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                     STATEMENTS OF OPERATIONS AND DEFICIT

             FOR THE YEARS ENDED FEBRUARY 28, 2002, 2001 AND 2000

                                           2002         2001          2000

                                      ------------  ------------  ------------

REVENUE                               $        20   $       353   $     2,231

EXPENSES

 Acquisition costs on Biopath

    written off                               -          49,418           -

 Amortization                               1,114         1,412         1,020

 Advances to Biopath written off          298,397           -             -

 Bad and doubtful debts written off         8,978         2,903         8,777

 Bank charges and interest                  3,471           542           860

 Consulting                                 8,784         9,150        20,300

 Cost recovery (Note 7)                       -         (11,123)          -

 Incorporation cost written off               -             -             580

 Management fees                           30,000        60,000        62,500

 Office and miscellaneous                   2,461         4,994         7,594

 Professional fees                         38,050        23,276        77,395

 Projects evaluation                       12,500           -             -

 Rent                                      30,000        24,000        24,000

 Shareholder information and

    public relation                         1,187         2,854        30,274

 Telephone                                  1,422         4,633         8,448

 Transfer agent and regulatory fees        11,748         9,043        12,028

 Travel and promotion                       3,921         8,796        32,608

                                      ------------  ------------  ------------

                                          452,033       189,898       286,384

NET LOSS FOR THE YEAR                    (452,013)     (189,545)     (284,153)

DEFICIT, BEGINNING OF YEAR (Note 5)    (2,207,977)   (2,018,432)   (1,734,279)

                                      ------------  ------------  ------------

DEFICIT, END OF YEAR                  $(2,659,990)  $(2,207,977)  $(2,018,432)

                                      ============  ============  ============

LOSS PER SHARE                        $     (0.18) $      (0.11)  $     (0.20)

                                      ============  ============  ============

   The accompanying notes are an integral part of the financial statements.


                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                           STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED FEBRUARY 28, 2002, 2001 AND 2000

                                              2002           2001         2000

                                          ------------  ------------  ------------

OPERATING ACTIVITIES

Net loss for the year                     $  (452,013)  $  (189,545)  $  (284,153)

Items not involving cash:

  Cost recovery                                   -          11,123           -

  Amortization                                  1,114         1,412         1,020

  Bad and doubtful debts                        8,978           -             -

  Advances to Biopath written off             298,397           -             -

  Incorporation cost written off                  -             -             579

                                          ------------  ------------  ------------

                                             (143,524)     (177,010)     (282,554)

Cash provided (used) by net changes in

 non-cash working capital items:

  Decrease (increase) in accounts

    receivable                                 (1,105)        5,944         9,447

  Decrease (increase) in prepaid expenses      (5,000)        8,206        (8,206)

  Decrease (increase) in accounts payable

     and accrued liabilities                   22,828        32,094        18,883

  Increase (decrease) in amount due to and

     loans from related parties                (7,835)      147,030       (75,352)

                                          ------------  ------------  ------------

                                             (134,636)       16,264      (337,782)

FINANCING ACTIVITIES

  Common shares issued for cash               120,000           -         280,000

  Due to and loans from related parties        20,340           -             -

  Excess of cheques written over funds

     on deposit                                (1,508)        1,508           -

                                          ------------  ------------  ------------

                                              138,832         1,508       280,000

INVESTING ACTIVITIES

  Additions to capital assets                     -             -          (6,463)

  Advances to Biopath                             -         (49,797)     (248,600)

                                          ------------  ------------  ------------

                                                  -         (49,797)     (255,063)

INCREASE (DECREASE) IN CASH                     4,196       (32,025)     (312,845)

CASH, BEGINNING OF YEAR                           -          32,025       344,870

                                          ------------  ------------  ------------

CASH, END OF YEAR                         $     4,196   $       -     $    32,025

                                          ============  ============  ============

NON-CASH FINANCING AND INVESTING ACTIVITIES INCLUDE THE FOLLOWING:

Acquisition costs on investment in

  Biopath                                 $       -     $    49,418   $      -

Common shares issued for debt settlement  $   119,263   $       -     $      -

   The accompanying notes are an integral part of the financial statements.


BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

1.   NATURE AND CONTINUANCE OF BUSINESS

     The  Company  was previously in the mining business, operating as a junior mining company.  On April 6, 2001, the Company changed its name from Royal

     Rock Ventures Inc.  to  Bi-Optic  Ventures Inc.  The Company is evaluating other business interests and projects.  The financial statements have been prepared  on the basis of accounting  principles  applicable  to  a  going concern, which  assumes  that the Company will continue its operations and will be able to realize its  assets  and  discharge its liabilities in the normal course of business.  The ability of  the  Company  to continue as a going  concern  is  dependent  upon,  among  other  things,  the continued

     financial  support  of  the related parties and its ability to obtain  the necessary financing for working  capital,  and ultimately upon its ability to generate future profitable operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)    Amortization

           Capital assets are recorded at cost and  are  amortized  over  their estimated  useful lives at 20% - 30% declining basis.  Further, only one-half the  amortization  is  taken  on assets acquired during the year.

     b)    Financial Instruments

           The company's financial instruments consist  primarily  of cash, GST recoverable, accounts receivable, prepaid expenses, amounts  due  by related  parties  and  accounts  payable, and have their fair market values approximating their carrying values.

     a)    Investment Acquisition Costs

           Costs incurred during the year with respect to the acquisition of

           Biopath Research Inc. were written off.

     b)    Loss Per Share

           Loss per share has been calculated  based  on  the  weighted average number of shares outstanding during the year.

     e)    Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and  assumptions  that  affect  the  reported amounts of assets  and liabilities and disclosure of contingent  assets  and liabilities at the  date  of the financial statements and the reported  amounts  of revenues and expenses during the

           reporting period.


BI-OPTIC VENTUR7ES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     e)    Use of Estimates

           Significant  areas  required the use of management estimates related to the determination  as  to  recoverability of advances to Biopath.

           Actual results could differ from those estimates.

1.   ADVANCES TO BIOPATH

     The Company entered into an agreement  dated July 28, 1999 to purchase all the issued and outstanding shares in Biopath  Research  Inc.  ("Biopath"),

     incorporated  under the laws of Yukon Territory, Canada.  As consideration the Company agreed on the following:

     a)    To issue 2,625,000 performance shares of the Company;

     b)    To issue  non-transferable  warrants  to purchase 500,000 additional common shares at $ 1.12 per share in four equal installments; and

     c)    To advance $300,000 to Biopath for demand promissory notes which are secured by first fixed and floating charges  upon  all the assets of

           Biopath and an assignment of any invention.

     Total advances to Biopath amounted to $298,397.  Management had determined that they are not recoverable and accordingly, these advances had been written off.

4.   SHARE CAPITAL

     a)    Authorized

           100,000,000 Common shares without par value.

     b)    Issued and fully paid

                                         Number of shares

                                       (after reverse split)     Amount

                                       ---------------------  -------------

           Balance, February 28, 1999      1,370,382          $  2,079,929

           Issued pursuant to exercise

             of warrants                     400,000               280,000

                                       ---------------------  -------------

           Balance, February 28, 2000

             and 2001                      1,770,382          $  2,359,929

                                       =====================  =============

           Issued pursuant to debt

               settlement                    993,853               119,263

           Issued pursuant to private

             Placement                     1,200,000               120,000

                                       ---------------------  -------------

           Balance, February 28, 2002      3,964,235          $  2,599,192

                                       =====================  =============


BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

     b)    Issued and fully paid - continued

           During  the  year,  the  common  shares  of  the  Company  had  been consolidated (reverse split) on the basis of one new share for every two old shares by a special resolution passed at the annual  general meeting  held  on August 28, 2000.  The authorized share capital  of

           the  Company  had   been  increased,  after  the  consolidation,  to

           100,000,000 common shares without par value.

     a)    Shares for debt settlement

           On July 20, 2001 993,854  common  shares  were  issued  at $0.12 per share by the Company for settlement of debts as follows:

                                                No. of shares      Amount of

                                                   issued        debts settled

                                                -------------  ----------------

                Brown McCue                          320,564   $       38,468

                Due to related companies:

                  Pacific Paragon Investment

                    Fund Ltd.                        423,916           50,870

                  Myntek Management Services Inc.    249,374           29,925

                                                -------------  ----------------

                                                     993,854   $      119,263

                                                =============  ================

           These  shares  were issued at $0.12 per share which represented  the market price less  a discount of 25% in accordance with the policies of the TSX Venture Exchange.

           The debts due to the  related parties arose from various advances to the Company for working  capital  during  2001  and 2000.  They were unsecured, non-interest bearing with no fixed terms of repayment.

           The debt due to Brown McCue of $38,468 represented outstanding legal fees and disbursement incurred in previous years.

     d)    Shares held in Escrow

           As at February 28, 2002, there were no shares held  in  escrow (2001 and 2000-Nil).

     e)    Share Purchase Warrants

           Pursuant  to  the  private  placement of 1,200,000 common shares  at

           $0.10 per share, 1,200,000 non-transferable  share purchase warrants were issued which entitle the holders to purchase  1,200,000  shares at $0.10 per share for a two year period to January 3, 2004.

     f)    Stock Options

           There were no stock options outstanding as at February 28, 2002

           (2001 and 2000-Nil).


BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

5.   DEFICIT (AS RESTATED)

     The  acquisition costs on Biopath of $49,418 should have been written  off in previous year when it was decided by management not to proceed with its proposed  acquisition  of Biopath.  The acquisition costs were written off retroactively, resulting  in  an increase in net loss of $49,418 for 2001,

     and in the restatement of the opening  balance  of  deficit  for  2002  as follows:

     Deficit, beginning of 2002                              $  (2,158,559)

     Adjustment for acquisition costs on Biopath written off       (49,418)

                                                             ---------------

     Deficit (as restated), beginning of 2002                $  (2,207,977)

                                                             ===============

6.   RELATED PARTY TRANSACTIONS

     a)    During  the year the Company paid management fees of $30,000 (2001 -

           $60,000;  2000  -  $62,500) and rent of  $30,000 (2001 - $24,000) to companies controlled by directors.

     b)    During the year the  Company  paid  $8,450  (2001  -  $5,750;  2000-

           $12,500)  for  accounting  and professional services to a company in which a director has an interest.

     c)    The amount due to and loans  from  related  parties are non-interest

           bearing,  unsecured, and are repayable after March  31,  2003.   The

           amount due  by  related  parties  of $1,500 is non interest bearing,

           unsecured, and repayable on demand.

     d)    During  the year, 673,287 common shares  at  $0.12  per  share  were issued to companies controlled by two directors in settlement of the debts due to them.

     e)    Reconciliation  of  funds  for  amount due to and loans from related parties are as follows:

             Per balance sheets            2002          2001          2000

                                       ------------  ------------  ------------

             Due by related parties    $    (1,500)  $       -     $   (59,900)

             Due to related parties            -          63,130           -

             Loans from related parties     20,340        24,000           -

                                       ------------  ------------  ------------

             Net amount due to

               related parties         $    18,840   $    87,130   $   (59,900)

                                       ============  ============  ============


BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

6.   RELATED PARTY TRANSACTIONS - continued

     Amounts due to and loans from related parties are made up as follows:

        Due by related parties as at February 28, 2000             $  (59,900)

        Rental and management fees accrued during the year             63,130

                                                                   -----------

        Total loans obtained from related parties during the year      25,500

        Amount settled by cash                                         (6,500)

        Loans repayment received                                       64,900

        Amount due to and loans from related parties

           as at February 28, 2001                                     87,130

                                                                   -----------

        Management and professional fees accrued during the year       26,760

        Rental accrued during the year                                 20,505

        Less:

        Amounts settled by cash                                       (33,260)

        Amounts settled by issuance of shares                         (80,795)

                                                                   -----------

        Amounts due to and loans from related parties

           as at February 28, 2002                                 $   20,340

                                                                   ===========

7.   COST RECOVERY

     During  the  year  ended  February  28,  2001 the Company settled accounts previously expensed for less than face value.  The difference was recorded as a recovery of expenses.


BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

8.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND

     THE UNITED STATES

     The  Company  follows  Canadian generally accepted  accounting  principles which are different in some  respects  from those applicable in the United

     States as follows:

     (a)   Loss Per Share

           FASB 128 requires that the Company  report  basic loss per share, as well as diluted loss per share.  Under US GAAP  basic loss per share is calculated by dividing loss over the weighted  average  number of common  shares  outstanding  during  the year.  The weighted average number of common shares outstanding excludes  any shares that remain in  escrow,  but  may  be  earned  out based on the Company  meeting certain performance criteria. Under Canadian GAAP the calculation of basic loss per  share  is similar  except that escrowed  shares  are included in  determining  the  weighted  average  number  of  shares outstanding.  Diluted loss per share reflects the potential dilution that could occur if securities or other  contracts  to issue  common stock were exercised.

           There were no outstanding stock options, share purchase warrants and shares held under escrow at February 28, 2002, 2001 and 2000.

                                              2002           2001         2000

                                          ------------  ------------  ------------

           Weighted average number of

             shares outstanding:

           Per Canadian GAAP                2,535,958      1,770,381    1,440,518

           Per US GAAP                      2,535,958      1,770,381    1,440,518

                                          ------------  ------------  ------------

           Net loss per US GAAP           $  (491,767)  $  (189,545)  $  (283,574)

                                          ============  ============  ============

           Net loss per Canadian GAAP     $  (452,013)  $  (189,545)  $  (284,153)

                                          ============  ============  ============

           Loss per share per US GAAP

             (basic)                      $     (0.19)  $     (0.11)  $     (0.20)

                                          ============  ============  ============

           Loss per share per US GAAP

             (diluted)                    $     (0.13)  $     (0.11)  $     (0.20)

                                          ============  ============  ============

           Loss per share per Canadian

             GAAP                         $     (0.18)  $     (0.11)  $     (0.20)

                                          ============  ============  ============

     b)    Impairment Losses

           Statement of  Financial Accounting Standards No. 121 (the statement)

           requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may  not  be  recoverable.  In performing the review for recoverability,  the  Company  should  estimate  future  cash  flows expected to result from the asset and its eventual disposition.


BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

     b)    Impairment Losses - continued

            If the sum of the expected  future  undiscounted cash flows is less than  the  carrying  amount  of the asset,  an  impairment  loss  is recognized.  Impairment losses resulting from the application of the statement should be reported in  the period in which the recognition criteria are met.  The Company's long  lived  assets are investments or advances to Biopath and capital assets.

     c)    Stock Options

           The  Company  follows APB 25 for options granted  to  employees  and directors.  For  employees  and  directors,  compensation expense is

           recognized  under the intrinsic value method.   Under  this  method,

           compensation  cost is the excess, if any, of the quoted market price at grant date over  the  exercise  price.  Such expense is reflected over the service period; if for prior  services, expensed at date of grant; if for future services, expensed  over vesting period.  There were no stock options granted or outstanding  at  February 28, 2002,

           2001 and 2000.

     a)    Shares for Debt Settlement

           US GAAP requires the issuance of shares to be recorded  at  its fair value.  The stock's trading price of $0.16 per share at the date  of the  debt settlement agreements represented the best estimate of the fair value.

     The impact of the foregoing on the financial statements is as follows:

           Balance Sheets                               2002          2001

                                                    ------------  ------------

           Total assets per Canadian GAAP           $    18,450   $   315,138

           Adjustments                                      -             -

                                                    ------------  ------------

           Total assets per US GAAP                 $    18,450   $   315,138

                                                    ============  ============

           Total liabilities per Canadian

             and US GAAP                            $    79,248   $   163,186

                                                    ============  ============

           Deficit, end of year per Canadian GAAP   $(2,659,990)  $(2,207,977)

           Adjustment for valuation of shares for

             debt settlement                            (39,754)          -

                                                    ------------  ------------

           Deficit, end of year per US GAAP         $(2,699,744)  $(2,207,977)

                                                    ============  ============

           Share capital per Canadian GAAP          $ 2,599,192   $ 2,359,929

           Adjustment for fair value of shares for

             debt settlement                             39,754           -

                                                    ------------  ------------

           Share capital per U.S. GAAP              $ 2,638,946   $ 2,359,929

                                                    ------------  ------------

           Total shareholders' equity (deficiency)

             per Canadian and US GAAP               $   (60,798)  $   151,952

                                                    ============  ============


BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

           Statements of Deficit              2002          2001          2000

                                          ------------  ------------  ------------

           Net loss per Canadian GAAP     $  (452,013)  $  (189,545)  $  (284,153)

           Adjustment for incorporation

             costs written off                    -             -             579

           Adjustment for under valuation

             of shares for debt settlement    (39,754)          -             -

                                          ------------  ------------  ------------

           Net loss per US GAAP           $  (491,767)  $  (189,545)  $  (283,574)

                                          ============  ============  ============

           Statements of cash flows           2002          2001          2000

                                          ------------  ------------  ------------

           Cash flows from operating

             activities per Canadian GAAP $  (134,636)  $    16,264   $  (337,782)

           Adjustment for under valuation

             of shares for debt settlement    (39,754)          -             -

                                          ------------  ------------  ------------

           Cash flows from operating

             activities per US GAAP          (174,390)       16,264      (337,782)

                                          ------------  ------------  ------------

           Cash flows from financing

             activities per Canadian GAAP     138,832         1,508       280,000

           Adjustment for under provision

             of shares for debt settlement     39,754           -             -

                                          ------------  ------------  ------------

           Cash flows from financing

             activities per US GAAP           178,586         1,508       280,000

                                          ------------  ------------  ------------

           Cash flows from investing

             activities per Canadian and

             US GAAP                              -         (49,797)     (255,063)

                                          ------------  ------------  ------------

           Increase (decrease) in cash

             per Canadian and US GAAP     $     4,196   $   (32,025)  $  (312,845)

                                          ============  ============ =============


                            BI-OPTIC VENTURES INC.

                             FINANCIAL STATEMENTS

                                 MAY 31, 2002

                        (PREPARED IN CANADIAN DOLLARS)

REVIEW ENGAGEMENT REPORT

BALANCE SHEET

STATEMENT OF OPERATIONS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS


J. A. MINNI & ASSOCIATES INC.                  SUITE 1104-750 WEST PENDER STREET

CERTIFIED GENERAL ACCOUNTANT                        VANCOUVER,  BRITISH COLUMBIA

                                                                  CANADA V6C 2T8

Jerry A. Minni, C.G.A. *                               TELEPHONE:  (604)683-0343

Geoffrey S. V. Pang, C.G.A., FCCA **                         FAX:  (604)683-4499

*  Incorporated Professional

** Associate

                             REVIEW ENGAGEMENT REPORT

THE SHAREHOLDERS,

BI-OPTIC VENTURES INC.

I have reviewed the balance sheet of BI-OPTIC VENTURES  INC. as at MAY 31, 2002 and  the statements of operations, deficit and cash flows  for  the  period  of

three  months  ended  May  31,  2002.   My  review  was made in accordance with

Canadian  generally accepted standards for review engagements  and  accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to me by the Company.

A review does  not  constitute  an  audit  and consequently I do not express an audit opinion on these financial statements.

Based on my review, nothing has come to my attention  that causes me to believe that  these  financial  statements  are  not,  in  all  material  respects,  in accordance with Canadian generally accepted accounting principles.

                                         /s/ J.A. Minni & Associates Inc.

                                        "J.A. Minni & Associates Inc."

                                        CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC

AUGUST 21, 2002


                            BI-OPTIC VENTURES INC.

                       BALANCE SHEET AS AT MAY 31, 2002

                                  (UNAUDITED)

                                                     May 31,      Feb. 28,

                                                      2002          2002

                                                  ------------  ------------

                                    ASSETS

CURRENT

    Cash                                          $       -     $     4,196

    GST recoverable                                     1,463         3,402

    Due by related parties (Note 4)                     1,500         1,500

    Prepaid expenses and deposits                         -           5,000

                                                  ------------  ------------

                                                        2,963        14,098

                                                  ------------  ------------

CAPITAL ASSETS, at cost net of accumulated

    amortization of $5,388 (2002 - $5,148)              4,112         4,352

                                                  ------------  ------------

                                                  $     7,075   $    18,450

                                                  ============  ============

                                  LIABILITIES

CURRENT

    Excess of cheques written over funds on

       deposits                                   $        54   $       -

    Accounts payable and accrued liabilities           58,657        58,908

                                                  ------------  ------------

                                                       58,711        58,908

                                                  ------------  ------------

LOANS FROM AND AMOUNTS DUE TO

RELATED PARTIES (Note 4)                               35,140        20,340

                                                  ------------  ------------

                                                       93,851        79,248

                                                  ------------  ------------

                             SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 3)                              2,599,192     2,599,192

DEFICIT                                            (2,685,968)   (2,659,990)

                                                      (86,776)      (60,798)

                                                  ------------  ------------

                                                  $     7,075   $    18,450

                                                  ============  ============

APPROVED BY THE DIRECTORS:

/s/"Sonny Chew"

/s/"Harry Chew"

The accompanying notes are an integral part of the financial statements.


                            BI-OPTIC VENTURES INC.

                      STATEMENT OF OPERATIONS AND DEFICIT

                 FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

                                                    3 months ended May 31,

                                                  --------------------------

                                                      2002          2001

                                                  ------------  ------------

REVENUE

                                                  $       -     $       -

                                                  ------------  ------------

EXPENSES

  Amortization                                            240           304

  Bank charges and interest                                76           138

  Consulting                                            4,034           -

  Management fees                                       7,500        15,000

  Office and miscellaneous                                544           251

  Professional fees                                     3,800         9,807

  Rent                                                  7,500         6,000

  Shareholder information and public relation             303         1,351

  Transfer agent and regulatory fees                      912         3,221

  Travel and promotion                                  1,069           167

                                                  ------------  ------------

                                                       25,978        36,239

                                                  ------------  ------------

NET LOSS FOR THE PERIOD                               (25,978)      (36,239)

DEFICIT, BEGINNING OF PERIOD                       (2,659,990)   (2,158,559)

                                                  ------------  ------------

DEFICIT, END OF PERIOD                            $(2,685,968)  $(2,194,798)

                                                  ============  ============

LOSS PER SHARE                                    $    (0.007)  $    (0.020)

                                                  ============  ============

   The accompanying notes are an integral part of the financial statements.


                            BI-OPTIC VENTURES INC.

                            STATEMENT OF CASH FLOWS

                FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

                                                    3 months ended May 31,

                                                  --------------------------

                                                      2002          2001

                                                  ------------  ------------

OPERATING ACTIVITIES

  Net loss for the period                         $   (25,978)  $   (36,239)

  Items not involving cash:

    Amortization                                          240           304

  Cash provided (used) by net changes in

        non-cash working capital items                  6,688         5,473

                                                  ------------  ------------

                                                      (19,050)      (30,462)

                                                  ------------  ------------

FINANCING ACTIVITIES

  Due to and loans from related parties                14,800        31,120

  Excess of cheques written over funds on deposit          54          (658)

                                                  ------------  ------------

                                                       14,854        30,462

                                                  ------------  ------------

DECREASE IN CASH                                       (4,196)          -

CASH, BEGINNING OF PERIOD                               4,196           -

                                                  ------------  ------------

CASH, END OF PERIOD                               $       -     $       -

                                                  ============  ============

   The accompanying notes are an integral part of the financial statements.


                            BI-OPTIC VENTURES INC.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

1.   NATURE AND CONTINUANCE OF BUSINESS

     The Company was previously in the mining business, operating  as  a junior mining company.  On April 6, 2001, the Company changed its name from Royal

     Rock  Ventures  Inc.  to Bi-Optic Ventures Inc.  The Company is evaluating other business interests and projects.  The financial statements have been prepared on the basis of  accounting  principles  applicable  to  a  going concern,  which  assumes that the Company will continue its operations and will be able to realize  its  assets  and discharge its liabilities in the normal course of business.  The ability  of  the  Company to continue as a going  concern  is  dependent  upon,  among  other things,  the  continued

     financial support of the related parties and its  ability  to  obtain  the necessary  financing  for working capital, and ultimately upon its ability to generate future profitable operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)    Amortization

           Capital assets are  recorded  at  cost  and are amortized over their estimated useful lives at 20% - 30% declining  basis.  Further, only one-half  the  amortization is taken on assets acquired  during  the year.

     b)    Financial Instruments

           The company's financial  instruments  consist primarily of cash, GST recoverable, accounts receivable, prepaid  expenses,  amounts due by related  parties  and  accounts payable, and have their fair  market values approximating their carrying values.

     a)    Loss Per Share

           Loss per share has been  calculated  based  on  the weighted average

           number  of shares outstanding during the period.   Diluted  earnings

           per share  considers  the  dilutive  impact  of  the  conversion  of outstanding stock options and warrants as if the events had occurred at the beginning of the period.

     d)    Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and  assumptions  that  affect  the  reported  amounts of assets and liabilities and disclosure of contingent assets  and  liabilities at the  date  of  the financial statements and the reported amounts  of revenues and expenses  during  the reporting period.  Actual results could differ from those estimates.


                            BI-OPTIC VENTURES INC.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

3.   SHARE CAPITAL

     a)    Authorized

           100,000,000 Common shares without par value.

     b)    Issued and fully paid

                                                         Number of

                                                           shares       Amount

                                                        ------------  ------------

           Balance, February 28, 2001                     1,770,382   $ 2,359,929

           Issued pursuant to debt settlement               993,853       119,263

           Issued pursuant to private placement           1,200,000       120,000

                                                        ------------  ------------

           Balance, February 28, 2002 and May 31, 2002    3,964,235   $ 2,599,192

                                                        ============  ============

     a)    Shares held in Escrow

           As at May 31, 2002, there were no shares held in escrow (Feb. 28,

           2002-Nil).

     d)    Share Purchase Warrants

           Pursuant to the private placement  of  1,200,000  common  shares  at

           $0.10  per share, 1,200,000 non-transferable share purchase warrants were issued  which  entitle the holders to purchase 1,200,000 shares at $0.10 per share for a two year period to January 3, 2004.

     e)    Stock Options

           There were no stock options outstanding as at May 31, 2002, (Feb.

           28, 2002-Nil).

4.   RELATED PARTY TRANSACTIONS

     a)    During the period the Company paid management fees of $7,500 (2001 -

           $15,000), rent,  accounting  and  professional  services  of  $9,500

           (2001 - $6,500) to companies controlled by directors.

     b)    The  amount  due  to and loans from related parties are non-interest bearing, unsecured,  and  are  repayable  after March 31, 2003.  The amount  due by related parties of $1,500 is  non  interest  bearing,

           unsecured, and repayable on demand.


                            BI-OPTIC VENTURES INC.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

5.   SUBSEQUENT EVENTS

     Subsequent to May 31, 2002, 250,000 share purchase warrants were exercised to net the Company $25,000.

6.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND

     THE UNITED STATES

     The Company follows  Canadian  generally  accepted  accounting  principles which  are different in some respects from those applicable in the  United

     States as follows:

     (a)   Loss Per Share

           FASB  128  requires that the Company report basic loss per share, as well as diluted  loss per share.  Under US GAAP basic loss per share is calculated by dividing  loss  over the weighted average number of

           common shares outstanding during the  year.   The  weighted  average

           number  of common shares outstanding excludes any shares that remain in escrow,  but  may  be  earned  out  based  on the Company meeting certain performance criteria.  Under Canadian GAAP  the  calculation of  basic loss per share is similar except that escrowed shares  are included  in  determining  the  weighted  average  number  of shares outstanding.  Diluted loss per share reflects the potential dilution that  could  occur  if securities or other contracts to issue common stock were exercised.

           There were no outstanding stock options and shares held under escrow at May 31, 2002, February 28, 2002 and May 31, 2001.

                                             May 31,      Feb 28,      May 31,

                                              2002         2002         2001

                                          -----------  -----------  -----------

           Weighted average number of

           shares outstanding:

             Per Canadian GAAP             3,964,235    2,535,958    1,770,382

             Per US GAAP                   3,964,235    2,535,958    1,770,382

           Net loss per US GAAP           $  (25,978)  $ (452,013)  $  (36,239)

                                          ===========  ===========  ===========

           Net loss per Canadian GAAP     $  (25,978)  $ (452,013)  $  (36,239)

                                          ===========  ===========  ===========

           Loss per share per Canadian

             and US GAAP (basic)          $   (0.007)  $    (0.18)  $    (0.02)

                                          ===========  ===========  ===========

           Loss per share per Canadian

             and US GAAP (diluted)        $   (0.005)  $    (0.12)  $    (0.02)

                                          ===========  ===========  ===========


                            BI-OPTIC VENTURES INC.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

6.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND

     THE UNITED STATES - continued

       b)  Impairment Losses

           Statement of Financial  Accounting Standards No. 121 (the statement)

           requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount

           of an asset may not be recoverable.   In  performing  the review for

           recoverability,  the  Company  should  estimate  future  cash  flows

           expected to result from the asset and its eventual disposition.   If

           the  sum of the expected future undiscounted cash flows is less than the carrying  amount of the asset, an impairment loss is recognized.

           Impairment losses  resulting  from  the application of the statement should be reported in the period in which  the  recognition criteria are met.  The Company's long lived assets are capital assets.

     c)    Stock Options

           The  Company  follows  APB 25 for options granted to  employees  and directors.  For employees  and  directors,  compensation  expense is recognized  under  the  intrinsic  value method.  Under this method,

           compensation cost is the excess, if  any, of the quoted market price

           at grant date over the exercise price.   Such  expense  is reflected

           over the service period; if for prior services, expensed  at date of

           grant; if for future services, expensed over vesting period.   There

           were  no  stock  options  granted or outstanding at May 31, 2002 and

           2001, and at  February 28, 2002.

           The impact of the foregoing on the financial statements is as follows:

                                                              May 31,       Feb 28,

            Balance Sheets                                     2002          2002

                                                           ------------  ------------

            Total assets per Canadian and US GAAP          $     7,075   $    18,450

                                                           ============  ============

            Total liabilities per Canadian and US GAAP     $    93,851   $    79,248

                                                           ============  ============

            Deficit, end of year per Canadian and US GAAP  $(2,685,968)  $(2,659,990)

                                                           ============  ============

            Share capital per Canadian and US GAAP            2,599,192    2,599,192

                                                           ============  ============

            Total shareholders' equity per Canadian and

               US GAAP                                     $   (86,776)  $   (60,798)

                                                           ============  ============


                            BI-OPTIC VENTURES INC.

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

     c)    Stock Options - continued

                                                        May 31,      May 31,

           Statements of Deficit                         2002         2001

                                                      -----------  -----------

           Net loss per Canadian and US GAAP          $  (25,978)  $  (36,239)

                                                      ===========  ===========

                                                        May 31,   May 31,

           Statements of cash flows                      2002      2001

                                                      -----------  -----------

           Cash flows from operating activities per

            Canadian and US GAAP                      $  (19,050)  $  (30,462)

           Cash flows from financing activities per

            Canadian and US GAAP                          14,854      (30,462)

                                                      -----------  -----------

           Decrease in cash per Canadian

            and US GAAP                               $   (4,196)  $      -

                                                      ===========  ===========


SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities  Exchange  Act of

1934, the Registrant certifies that it meets all of the requirements for filing on  Form 10-SB and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Bi-Optic Ventures Inc. - SEC File # 0-49685

                                  Registrant

Dated: September 25, 2002   By  /s/ Harry Chew

                               HARRY CHEW, PRESIDENT/CEO/DIRECTOR

Dated: September 25, 2002   By /s/ Sonny Chew

                               SONNY CHEW, DIRECTOR